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Filed Pursuant to Rule 424(b)2
Registration No. 333-152854

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 12, 2008)

4,000,000 Shares

Lincoln Educational Services Corporation

Common Stock

        The selling stockholder named in this prospectus supplement is offering 4,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder in this offering.

        Our common stock is listed on the Nasdaq Global Market under the symbol "LINC." The last reported sale price of our common stock on the Nasdaq Global Market on September 24, 2009 was $20.75 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page S-12 of this prospectus supplement.

	Per Share	Total
Public offering price	$20.25	$81,000,000
Underwriting discount	$1.063125	$4,252,500
Proceeds, before expenses, to the selling stockholder	$19.186875	$76,747,500

        The underwriters may also purchase up to an aggregate of 600,000 additional shares of our common stock from the selling stockholder named in this prospectus supplement, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        We expect to deliver the shares to the underwriters on September 30 , 2009.

Barclays Capital	Credit Suisse
Robert W. Baird & Co.	BMO Capital Markets

Barrington Research	Oppenheimer & Co.	Signal Hill

The date of this prospectus supplement is September 24, 2009.

Prospectus Supplement

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or included in any free writing prospectus that we may file with the Securities and Exchange Commission, or the SEC, in connection with this offering. Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date after the dates on the front of this prospectus supplement or the accompanying prospectus, as applicable, or for information incorporated by reference, as of the dates of that information. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock by the selling stockholder and also adds to and updates the information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated September 12, 2008, which gives more information about us and more general information about the selling stockholders named therein. To the extent there is a conflict between the information contained in this prospectus supplement, the information contained in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control. See "Where You Can Find Additional Information and Incorporation of Certain Information by Reference" in this prospectus supplement.

        The information contained in or incorporated by reference in this document is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of common stock.

        As used in this prospectus supplement, "Lincoln," the "Company," "we," "our," and "us" mean Lincoln Educational Services Corporation and its wholly owned subsidiaries. The term "selling stockholder" refers to the selling stockholder named in this prospectus supplement under the caption "Selling Stockholder."

S-ii

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain, or will contain, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operating results (including revenue and earnings per share), future economic performance, expected student population and student attrition; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

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  actual or anticipated fluctuations in our results of operations;

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  our failure to comply with the extensive regulatory framework applicable to our industry or our failure to obtain timely regulatory approvals in connection with a change of control of our company or acquisitions;

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  our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

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  risks associated with the opening of new campuses;

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  risks associated with integration of acquired schools;

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  industry competition;

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  our ability to continue to execute our growth strategies;

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  conditions and trends in our industry;

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  general and economic conditions; and

  •
  other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this prospectus supplement, the accompanying prospectus or in the documents incorporated herein and therein by reference.

        Forward-looking statements speak only as of the date the statements are made. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to update or revise forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. We caution you not to unduly rely on the forward-looking statements when evaluating the information presented herein, in the accompanying prospectus or in the documents incorporated herein and therein by reference.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the risks of investing in our common stock discussed under "Risk Factors," the financial statements and notes and other information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

 Lincoln Educational Services Corporation

Overview

        We are a leading and diversified for-profit provider of career-oriented post-secondary education as measured by total enrollment. We offer recent high school graduates and working adults degree and diploma programs in five areas of study: health sciences, automotive technology, skilled trades, hospitality services and business and information technology.

        As of June 30, 2009, we had 26,035 students enrolled at 43 campuses in 17 states, including through our online programs. For the six months ended June 30, 2009, our combined average student enrollment was 25,507 students, a 37.9% increase from the prior year period. Of this average enrollment, health sciences accounted for 36%, automotive technology accounted for 31%, skilled trades accounted for 13%, hospitality services accounted for 10% and business and information technology accounted for 10%. As of June 30, 2009, 79% of our students were enrolled in diploma programs and 21% were enrolled in degree granting programs, primarily at the associate's degree level.

        We generated $246.7 million of revenue and $24.1 million of operating income for the six months ended June 30, 2009, which represents an increase of 45.9% and 512.9%, respectively, over the comparable period in 2008.

        All of our schools operate under the Lincoln Technical Institute and Lincoln College of Technology brand names, except for Nashville Auto-Diesel College, or NADC, Southwestern College and Euphoria Institute of Beauty Arts and Sciences, which continue to operate under their pre-existing names, and certain of our recently acquired schools for which name-change applications are pending. Most of our campuses serve major metropolitan markets and each typically offers courses in multiple areas of study. Five of our campuses are destination schools, which attract students from across the United States and, in some cases, from abroad. Our other campuses primarily attract students from their local communities and surrounding areas.

        In May 2007, we announced a realignment pursuant to which we created separate managerial oversight for two groups of educational programs:

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  Lincoln Education Group. The Lincoln Education Group primarily focuses on our health sciences, hospitality services and business and information technology programs, as well as our online programs.

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  Lincoln Technical Group. The Lincoln Technical Group primarily focuses on our largest automotive technology and skilled trades programs.

        This realignment is intended to promote efficiencies across our operations and further enhance our ability to execute on our strategy.

Market Opportunity

        The National Center for Education Statistics, or the NCES, estimates that the U.S. public and private post-secondary education market for degree-granting institutions exceeded $411 billion in the 2005–2006 academic year. The number of students enrolled in post-secondary institutions, according to the NCES, was 18.2 million in 2007. We believe that growth in the U.S. post-secondary education market is a result of the long-term shift to a services-driven economy, the increasing number of jobs that require at least some post-secondary education and other economic incentives available to post-secondary graduates. Based on projections in a November 2007 report by the U.S. Bureau of Labor Statistics, from 2006 to 2016, over 45% of new job openings in the U.S. will require at least some post-secondary education. We believe that employer demand will continue to grow over time for post-secondary graduates possessing skills in our principal areas of study, and that economic incentives, such as increased wages, are favorable for such graduates. The November 2007 report by the U.S. Bureau of Labor Statistics also estimated that there will be approximately 6.8 million total job openings, due to growth and net replacement, between the years 2006 through 2016 in careers related to the principal areas of study we offer.

        The NCES reported that, from 1997 to 2007, enrollments at for-profit post-secondary institutions experienced a compound annual growth rate over 7 times greater than that of enrollments at public and not-for-profit private colleges and universities. We believe this is due in part to the ability of for-profit providers to adapt to marketplace demand and offer a high-quality education combined with effective student support services.

        Online education has attracted increasing enrollments over the past several years. We expect online enrollments to continue to grow, in part due to the convenience and flexibility that online education offers.

Business Strengths

        We believe that we have the following strengths:

        Diversified program and degree offerings.    We offer programs in areas of study that we believe offer attractive employment opportunities, and as a result, strong demand for education. The breadth and diversity of our program offerings allow us to serve a large addressable market, enhance our overall revenue stability and increase the efficiency of our marketing and recruiting efforts by allowing us to offer programs that more closely meet the objectives of prospective students.

        Employment-oriented curricula.    Our programs are designed to provide our students relevant training to allow them to improve their employment prospects and earning potential. Many of the jobs pursued by our graduates are service-oriented, non-exportable jobs which we believe offer the potential for a stable, rewarding career.

        Strong brand recognition supported by local presence.    We believe that our schools have established brand recognition in their respective local markets with both students and employers. We believe that our efforts to consolidate the majority of our schools under two primary brand names will further enhance our brand recognition.

        Attractive student value proposition.    We offer our students an attractive value proposition. Our programs offer students a quality education designed to provide the skills needed to enhance students' employment prospects in their chosen areas of study. We supplement our curriculum with student support and career placement services to enhance our students' probability of success during and after their studies.

        Experienced management team.    Over the past several years, we have expanded and strengthened our senior management team. Our current senior management team possesses over 200 years of combined experience, including an average of approximately 20 years of experience in the for-profit, post-secondary education industry, as well as diverse experience in other, complementary industries.

Business Strategy

        Our goal is to strengthen our position as a leading and diversified provider of career-oriented post-secondary education by continuing to pursue the following:

        Maximize Utilization of Existing Facilities.    We believe that by creating separate oversight for two groups of educational programs, we were able to improve the day-to-day management, operational efficiency and capacity utilization of our campuses. We are also focused on improving capacity utilization through increased enrollments, and we expect to continue investing in marketing, recruiting and retention resources to increase enrollment.

        Expand Existing Areas of Study and Existing Facilities.    We believe we can leverage our operations to expand our program offerings in existing areas of study and expand into new areas of study to capitalize on demand from students and employers in our target markets. For example, in 2007 we began offering courses in Licensed Practical Nursing at three of our New Jersey campuses, and we believe we will be able to similarly expand our program offerings at other campuses. We also expect to continue expanding some of our existing facilities and relocating other facilities to expand capacity. In 2008, we increased capacity at two of our Southwestern College campuses and at our campus in Melrose Park, Illinois, and moved into a new and larger campus in Brockton, Massachusetts.

        Expand Geographic Presence.    We believe that we can leverage our marketing and recruiting programs by opening additional campuses in selected markets and obtaining greater market penetration. For example, in 2008, we expanded our presence in Las Vegas with the opening of our third Euphoria campus in the north end of Las Vegas which will enable us to better serve that market. In 2009, we expanded our presence in Ohio by opening our sixth Southwestern College in Toledo. We believe we can also increase our student enrollments by entering selected new geographic markets that we believe have significant growth potential and where we can leverage our reputation and operating expertise.

        Opportunistically Pursue Strategic Acquisitions.    We continue to evaluate attractive acquisition candidates. In evaluating potential acquisitions, we seek to identify schools that provide the potential for program replication at our existing campuses, expand our program and degree offerings, and extend our presence into markets with attractive growth opportunities. For example, during the first and second quarter of 2009, we completed the acquisition of Baran Institute of Technology, which consists of seven campuses serving approximately 1,900 students as of June 30, 2009 and offers associate and diploma programs in the fields of automotive, skilled trades, health sciences and culinary arts.

        Expand Addressable Market.    We believe that we can enter new markets and broaden the Lincoln brand by operating regionally accredited schools that offer associate and bachelor degrees, both on ground and online. To launch this effort we acquired Briarwood College on December 1, 2008. Briarwood College operates one campus in Southington, Connecticut and is regionally accredited by the New England Association of Schools and Colleges, and currently offers two bachelor's degree programs and 31 associate degree programs to 130 students as of June 30, 2009 from Connecticut and surrounding states.

        Expand Online Programs.    We have offered online programs since 2005 with a view towards capitalizing on the rapidly growing demand for, and flexibility provided by, online education alternatives. In 2008, we launched two 100% online associate degree programs and three 100% online bachelor's degree programs. We believe that our online programs are an attractive option for students without the geographic or financial flexibility to enroll in campus-based programs and will continue to broaden our addressable market. Furthermore, with the addition of Briarwood College we expect to offer regionally accredited online degree programs that we believe will make our online offerings more competitive.

Recent Developments

        On August 5, 2009, we announced that, for the third quarter of 2009, we expect revenue to be in the range of $134.0 million to $138.0 million and diluted EPS to be in the range of $0.34 to $0.36. Based on third quarter starts to date, we expect to exceed this previously issued guidance and expect to enter the fourth quarter of 2009 with approximately 9,000 more students (or approximately 5,600 more students on a same school basis) than we had at the beginning of the fourth quarter of 2008.

Regulation

        Students attending our schools finance their education through a combination of family contributions, individual resources, private loans and federal financial aid programs. Each of our schools participates in the federal programs of student financial aid authorized under the Title IV Programs, which are administered by the Department of Education, or the DOE. For the year ended December 31, 2008, approximately 79% (calculated based on cash receipts) of our revenues were derived from the Title IV Programs. Students obtain access to federal student financial aid through a DOE prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study. Students typically use the funds received from the federal financial aid programs to pay their tuition and fees. The transfer of funds from the financial aid programs are to the student, who then applies those funds to the cost of his or her education.

        In connection with the students' receipt of federal financial aid, our schools are subject to extensive regulation by governmental agencies and licensing and accrediting bodies. In particular, the Title IV Programs, and the regulations issued thereafter by the DOE, subject us to significant regulatory scrutiny in the form of numerous standards that each of our schools must satisfy in order to participate in the various federal student financial aid programs. To participate in the Title IV Programs, a school must be authorized to offer its programs of instruction by the applicable state education agencies in the states in which it is physically located, be accredited by an accrediting commission recognized by the DOE and be certified as an eligible institution by the DOE. The DOE will certify an institution to participate in Title IV Programs only after the institution has demonstrated compliance with the Higher Education Act of 1965, as amended, or HEA, and the DOE's extensive regulations regarding institutional eligibility. The DOE defines an eligible institution to consist of both a main campus and its additional locations, if any. Each of our schools is either a main campus or an additional location of a main campus. Each of our schools is subject to extensive regulatory requirements imposed by state education agencies, accrediting commissions, and the DOE. Because the DOE periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how Title IV Program requirements will be applied in all circumstances. Our schools also participate in other federal and state financial aid programs that assist students in paying the cost of their education.

        Our recent acquisition of Briarwood College and of the Baran schools resulted in a change in ownership of such schools requiring each of those schools and their campuses to reapply for eligibility to participate in the Title IV programs and for approvals from their accrediting and state licensing agencies. Briarwood and each of the Baran schools has each received a Provisional Program Participation Agreement from the DOE following completion of the DOE's review of the change in ownership, and has received approval of the change in ownership from its accrediting agency and from its state licensing agency.

        Prior to our acquisition of the Baran schools, the DOE notified those schools that they did not meet DOE financial responsibility standards and, as a result, must submit letters of credit to the DOE in the amount of $2.0 million and be placed on heightened cash monitoring 1 status. The required letters of credit have been submitted to the DOE and have an expiration date of December 31, 2009. Clemens College has submitted to the DOE a separate letter of credit for $0.1 million which has an expiration date of March 2010. Prior to our acquisition of the American School of Nursing, or ASN, the Accrediting Bureau of Health Education Schools, or ABHES, directed the school to show cause why its accreditation should not be withdrawn based upon a visit to the school's branch campus in St. Petersburg, Florida. The show cause order has been extended until the next ABHES commission meeting in December 2009. A formal response addressing the remaining concerns of ABHES is due October 1, 2009. Subsequent to our acquisition of the school, we have engaged in a process to respond to the show cause order and to work closely with ABHES to resolve any potential issues. While we cannot assure you that ABHES will not withdraw its accreditation of ASN, we believe that we will be able to address the concerns of ABHES and that they will vacate the show cause order.

        Prior to our acquisition of Briarwood, the American Board of Funeral Service Education, or ABFSE, the accrediting agency that provides programmatic accreditation of the college's mortuary sciences program, placed the program on show cause. Briarwood submitted a response and has hosted a follow-up visit from the agency on February 9–10, 2009. The school received a visit report and submitted a response to that report which was reviewed by ABFSE at its commission meeting. ABFSE informed the school that the show cause will stay in place until 2010 subject to improvement in the pass rate of the certification test. While we cannot assure you that ABFSE will not withdraw its accreditation of the mortuary sciences program, we believe that we will be able to address the concerns of ABFSE and they will vacate the show cause order.

        In addition, Briarwood self-reported a matter of potential regulatory non-compliance to the DOE regarding the eligibility of certain students to receive Title IV funds for their enrollment in certain educational programs. The institution received a letter from the DOE requesting that the school provide a list of all students who attended the program and the total amount of their Title IV disbursements. We obtained an escrow and indemnity arrangement with the former owner of Briarwood to cover what we believe would be the potential liabilities arising out of the matter. The matter is presently under consideration by the DOE.

        In addition, we were recently notified by the State of Connecticut Department of Higher Education, or the DHE, that each of Lincoln Technical Institute—East Windsor, or Windsor, and Lincoln Technical Institute—Hartford, or Hartford, two of the schools we acquired in January 2009 in connection with our acquisition of Baran, did not meet the DHE's fiscal viability standards requiring sufficient liquid assets or other evidence of fiscal soundness for the year ended December 31, 2008, which preceded our acquisition of Baran. Specifically, according to the DHE's calculations, Windsor's composite score for 2008 was -1.0 and Hartford's composite score was -1.0, both of which are less than the 1.5 required by the DHE. The DHE is scheduled to hold a compliance meeting on September 24, 2009 and has required that we attend the meeting to provide further information at the meeting. We plan to attend the compliance meeting with DHE to discuss this matter and present additional information. We believe that each school would have met or exceeded the DHE requirement if its financial results had been consolidated with our financial results for the year ended December 31, 2008. If the DHE's determination stands, the two schools may be required to submit letters of credit to the DHE or be subject to revocation of authorizations to operate as a for-profit provider, loss of federal funding, limitations on the operations on their business, injunctions or fines, money damages, or other penalties, including being placed on probation for a period of up to one year.

        Our schools in Union, Mahwah and Shelton are each in the process of renewing their accreditation with ACCSCT. Each school has had a team visit by ACCSCT, filed a response to the report from the team visit, and awaits formal reaccreditation at an upcoming commission meeting. The schools remain accredited pending a final determination by ACCSCT on their renewal of accreditation.

        The DOE is in the process of issuing new regulations to implement the amendments made to the HEA by the Higher Education Opportunity Act enacted in August 2008. The new regulations will emerge from five negotiated rulemaking sessions conducted and concluded earlier this year and will cover a broad range of topics including the 90/10 rule, cohort default rates and other matters discussed under "Regulation" in our Annual Report on Form 10-K, incorporated by reference into this prospectus supplement. The DOE has published new regulations in proposed form, which are subject to notice and comments from the public and are expected to be issued in final form no later than November 1, 2009. We are closely monitoring any policy or regulatory changes resulting from these rulemaking sessions which could impact our institutions and our business.

        In June 2009, the DOE held three public hearings focused on developing new Title IV regulations. The DOE has stated that it plans to convene negotiated rulemaking sessions at the end of October 2009 with the objective of developing regulations to address issues raised at the public hearings and in writing. These topics include, among others, satisfactory academic progress, incentive compensation, gainful employment in a recognized occupation, state authorization as a component of institutional eligibility, the definition of a credit hour, verification of information included on student aid applications, definition of a high school diploma as a condition of receiving federal student aid, misrepresentation of information provided to students and prospective students, ability to benefit, agreements between institutions of higher education, retaking coursework, term-based module programs, return of federal student aid funds, and the timeliness and method of disbursement of federal student aid. The DOE has stated that the schedule for these negotiated rulemaking sessions has been developed to ensure publication of the final regulations by November 1, 2010.

        In July 2009, the House Committee on Education and Labor passed the Student Aid and Fiscal Responsibility Act of 2009, H.R. 3221. This legislation, which was designed to address the goals outlined by the U.S. federal budget, would amend the Higher Education Act to prohibit new federally guaranteed loans from being made under the Federal Family Education Loan, or FFEL, Program, beginning on July 1, 2010, at which time all new federal education loans would be originated through the Federal Direct Loan Program. The legislation would also, among other matters, provide for automatic increases in the maximum amount of the Federal Pell Grant for which a student would be eligible (subject to appropriations), create a new Federal Direct Perkins Loan program (to replace the current Perkins loan program) and provide relief to for-profit institutions by amending the 90/10 rule (i) to extend to July 2012 the ability of for-profit institutions to exclude from their Title IV revenues the additional $2,000 per student in certain annual federal student loan amounts that became available in June 2008, (ii) to exclude from the 90/10 rule calculation for the period July 1, 2010 through July 1, 2012 the revenue received from loans disbursed under the Federal Direct Perkins Loan program (iii) to extend from two consecutive years to three consecutive years the period for which for-profit institutions must derive no more than 90% of their revenues from the Title IV programs before losing eligibility under the 90/10 rule, and (iv) to give for-profit institutions two years (as opposed to one) of non-compliance with the 90/10 rule before they would be moved into provisional eligibility status. The Student Aid and Fiscal Responsibility Act of 2009 has not been passed by Congress and is subject to further review and amendment. If the legislation passes, our institutions would be required to certify loans through the Federal Direct Loan Program rather than through the FFEL Program. Each of our institutions is eligible to participate in, and some of our institutions are currently participating in, the Federal Direct Loan Programs. We expect to be able to fully transition from the FFEL Program to the Federal Direct Loan Program by the proposed July 1, 2010 phase-out date, if necessary. See "Regulation" in our Annual Report on Form 10-K incorporated by reference herein.

Principal Stockholder

        Stonington Partners, Inc. II, our principal stockholder, manages $1.0 billion in private equity funds. Alexis P. Michas, a Managing Partner of Stonington, and James J. Burke, Jr., a Partner, are members of our board of directors.

        As of September 21, 2009, Stonington Partners, Inc. II beneficially owns, through Back to School Acquisition, L.L.C., its controlled subsidiary, 55.0% of our outstanding shares of common stock. Back to School Acquisition, L.L.C. is the selling stockholder in this offering. After giving effect to this offering, Back to School Acquisition, L.L.C. will continue to own 40.2% (or 37.9% if the underwriters exercise their option to purchase additional shares in full) of our outstanding shares of common stock.

        Our principal executive offices are located at 200 Executive Drive, Suite 340, West Orange, New Jersey 07052, and our telephone number at that address is (973) 736-9340. Our website is www.lincolnedu.com. Information contained in, or accessible through, our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by the selling stockholder	4,000,000 shares
Option to purchase additional shares	The selling stockholder named in this prospectus supplement has granted the underwriters a 30-day option to purchase up to an aggregate of 600,000 additional shares of common stock.
Common stock outstanding before and after the offering	26,895,965 shares
Use of proceeds
We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder, but will pay all expenses of this offering, other than underwriting fees, discounts and commissions, which will be borne by the selling stockholder.
Risk factors
See "Risk Factors" beginning on page S-12 of this prospectus supplement and in "Item 1.A Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq Global Market symbol	LINC

        The number of shares of common stock outstanding after this offering is based on 26,895,965 shares outstanding as of September 21, 2009 and assumes no exercise of outstanding stock options after that date. Unless we indicate otherwise, all information in this prospectus supplement excludes:

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  1,220,953 shares issuable upon the exercise of stock options granted to our employees and directors, of which 1,041,539 were exercisable at a weighted average exercise price of $10.46 as of September 21, 2009; and

  •
  shares available for future option grants.

        Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters' option to purchase additional shares.

Summary Historical Financial and Other Data

        The following tables set forth our summary historical financial and other data as of the dates and for the periods indicated. The summary historical consolidated statement of operations data for each of the years in the three-year period ended December 31, 2008 and the summary historical consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008. The summary historical condensed consolidated statement of operations data for the six months ended June 30, 2009 and 2008 and the summary historical condensed consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited condensed consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus from our Quarterly Report on Form 10-Q for the six months ended June 30, 2009. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal, recurring adjustments necessary for the fair presentation of the information set forth therein. The results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full year. The historical results included below and elsewhere in this prospectus supplement are not necessarily indicative of our future performance.

        You should read the following summary historical financial and other data in conjunction with "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements along with the related notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2009.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2007	2006	2009	2008
Statement of Operations Data:
Revenue	$376,907	$327,774	$310,630	$246,709	$169,103
Costs and expenses:
Educational services and facilities	153,530	139,500	129,311	99,418	72,555
Selling, general and administrative(1)	187,722	162,396	151,136	123,187	92,573
Loss (gain) on sale of assets	80	(15)	(435)	(14)	40

Total costs and expenses	341,332	301,881	280,012	222,591	165,168

Operating income	35,575	25,893	30,618	24,118	3,935
Other:
Interest income	113	180	981	9	63
Interest expense	(2,152)	(2,341)	(2,291)	(2,103)	(1,086)
Other income	—	27	(132)	17	—

Income from continuing operations before income taxes	33,536	23,759	29,176	22,041	2,912
Provision for income taxes	13,341	9,932	12,092	8,791	1,187

Income from continuing operations	20,195	13,827	17,084	13,250	1,725
Loss from discontinued operations, net of income taxes	—	(5,487)	(1,532)	—	—

Net income	20,195	$8,340	$15,552	13,250	1,725

Basic:
Earnings per share from continuing operations	$0.80	$0.54	$0.67	$0.51	$0.07
Loss per share from discontinued operations	—	(0.21)	(0.06)	—	—

Net income per share	$0.80	$0.33	$0.61	$0.51	$0.07

Diluted:
Earnings per share from continuing operations	$0.78	$0.53	$0.65	$0.49	$0.07
Loss per share from discontinued operations	—	(0.21)	(0.05)	—	—

Net income per share	$0.78	$0.32	$0.60	$0.49	$0.07

Other Data:
EBITDA(2)	$53,495	$41,031	$44,315	$35,509	$12,871
EBITDA margin(3)	14.2%	12.5%	14.3%	14.4%	7.6%
Number of campuses (at end of period)	36	34	34	43	35
Average student population	20,006	17,687	17,397	25,507	18,499
Student starts	27,175	24,185	22,581	16,153	11,411

		As of December 31,
	As of June 30, 2009
		2008	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,638	$15,234	$3,502
Working (deficit) capital(4)	$(20,499)	$(19,840)	$(17,952)
Total assets	$338,563	$268,042	$246,183
Total debt(5)	$42,603	$10,174	$15,378
Total stockholders' equity	$205,434	$174,949	$162,467

(1)
Selling, general and administrative expenses include (a) $0.9 million of re-branding cost for the year ended December 31, 2006, and (b) $0.9 million of acquisition costs incurred during the year ended December 31, 2008 in connection with the acquisition of Baran which was completed on January 20, 2009 and expensed in accordance with the transition guidance for SFASB No. 141R.

(2)
EBITDA is a measurement not recognized in financial statements presented in accordance with accounting principles generally accepted in the United States of America, or GAAP. We define EBITDA as income from continuing operations before interest expense (net of interest income), provision for income taxes and depreciation and amortization. EBITDA is presented because we believe it is a useful indicator of our performance and our ability to make strategic acquisitions and meet capital expenditure and debt service requirements. It is not, however, intended to represent cash flows from operations as defined by GAAP and should not be used as an alternative to net income (loss) as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable to similarly titled measures used by other companies. Following is a reconciliation of income from continuing operations to EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2007	2006	2009	2008
Income from continuing operations	$20,195	$13,827	$17,084	$13,250	$1,725
Interest expense, net	2,039	2,161	1,310	2,094	1,023
Provision for income taxes	13,341	9,932	12,092	8,791	1,187
Depreciation and amortization	17,920	15,111	13,829	11,374	8,936

EBITDA	$53,495	$41,031	$44,315	$35,509	$12,871

(3)
Reflects EBITDA as a percentage of revenue.

(4)
Working (deficit) capital is defined as current assets less current liabilities.

(5)
Total debt consists of long-term debt including current portion, capital leases, auto loans and a finance obligation of $9.7 million as of June 30, 2009, December 31, 2008 and December 31, 2007 incurred in connection with a sale-leaseback transaction as further described in Note 9 to our audited consolidated financial statements incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2008.

RISK FACTORS

        An investment in our common stock is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. The risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Business and Industry

        For a discussion of the risks related to our business and industry, see "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the risk factors below, which supplement those included in our Annual Report on Form 10-K.

A protracted economic slowdown and rising unemployment could harm our business if our students are unable to obtain employment upon completion of their programs, are unable to repay student loans or elect not to pursue education with us.

        We believe that many students pursue postsecondary education to be more competitive in the job market. However, the current economic recession has adversely affected job markets and a protracted economic slowdown could further increase unemployment and diminish job prospects and placement rates. Our placement rates declined in 2008 compared to 2007, and further diminished job prospects and placement rates and heightened financial worries could affect the willingness of students to incur loans to pay for postsecondary education and to pursue postsecondary education in general. As a result, our enrollment and operating performance could suffer. The recent weakness in the job markets could also affect the prospects for long-term job growth, and there can be no assurance that the growth projected by the U.S. Bureau of Labor Statistics through 2016 will materialize.

        In addition, many of our students borrow Title IV loans to pay for tuition, fees and other expenses. A protracted economic slowdown could negatively impact our students' ability to repay those loans which could negatively impact the cohort default rates of our institutions. Our 2006 cohort default rates at our institutions, including Briarwood and the Baran schools, as reported by the DOE range from 5.8% to 19.3%. Our 2007 cohort default rates as reported by the DOE range from 0% to 22.9%, and were higher than the 2006 cohort default rates for most of our schools, and the weakness in the economy could continue to increase default rates. For information regarding the historical default rates for our schools, see "Business—Regulatory Environment—Federal Family Education Loan Program" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. An increase in our cohort default rates in excess of specified levels could cause our institutions to lose their eligibility to participate in some or all Title IV Programs which could have a material adverse effect on our operations. See "Risk Factors—Risks Related to Our Industry—Our institutions would lose eligibility to participate in Title IV Programs if their former students defaulted on repayment of their federal student loans in excess of specified levels, which could reduce our student population and revenues" in our Annual Report on Form 10-K for the year ended December 31, 2008.

We may not achieve our revenue and earnings guidance for the third quarter of 2009 and our estimated student population as of the beginning of the fourth quarter of 2009.

        This prospectus supplement contains guidance with respect to our revenue and diluted EPS for the third quarter of 2009. This guidance is based on preliminary results for a portion of the third quarter of 2009, reflects a number of assumptions (including, among other things, assumptions about our overall costs, student starts and student attrition for the quarter) and is inherently subject to significant uncertainties and contingencies, including the risk factors described or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our guidance constitutes forward-looking statements that may not materialize and may vary significantly from actual results. In addition, our results for the third quarter of 2009 will be subject to normal quarter-end closing procedures and adjustments, which could cause actual results to differ materially from our estimates.

        This prospectus supplement also includes guidance with respect to our student population as of the beginning of the fourth quarter of 2009. The timing and volume of student starts and student attrition can vary for reasons beyond our control. If in the third quarter of 2009 actual student starts are lower or attrition rates are higher than we currently expect, our student population as of the beginning of the fourth quarter of 2009 could be significantly lower than expected, which could also have a material adverse effect on our revenue and earnings for the quarter. Additionally, growth rates in student starts and enrollment may not continue to increase at the same levels we achieved through the first three quarters of 2009.

        You should not regard the inclusion of any of the guidance in this prospectus supplement as a representation by us, the selling stockholder, the underwriters or any other person that we will actually achieve the results expected or that such expected results are indicative of the results we may achieve in any future period.

Our failure to comply with regulations promulgated by the DOE could result in financial penalties, or the limitation, suspension, or termination of our continued participation in the Title IV programs.

        The issues addressed in the regulations that have been or are expected to be proposed by the DOE, as well as the issues to be addressed in the upcoming negotiated rulemaking process, which are described under "Prospectus Supplement Summary—Regulation" in this prospectus supplement, are broad and complex and concern a number of significant aspects of the Title IV programs, including eligibility and certification, administrative capability, school-lender relationships, the 90/10 rule, incentive compensation and student loan default rates. At this time, we cannot be certain whether and to what extent any changes may affect our ability to remain eligible to participate in the Title IV programs or require us to incur additional costs in connection with our administration of the Title IV programs. Any future changes that jeopardize our eligibility to participate in some or all of the Title IV programs could materially adversely affect us. Failure of an institution to comply with new or existing DOE regulations could result in sanctions, including loss of eligibility to participate in Title IV programs; requirement to repay Title IV funds and related costs to the DOE and lenders; transfer of the institution to the heightened cash monitoring level two method of payment or to the reimbursement method of payment, which would adversely affect the timing of the institution's receipt of Title IV funds; requirement to post a letter of credit in favor of the DOE as a condition for continued Title IV certification; requirement to provide timely information regarding certain oversight and financial events; proceedings to impose a fine or to limit, suspend or terminate the institution's participation in Title IV programs; an emergency action to suspend the institution's participation in Title IV programs without prior notice or a prior opportunity for a hearing; denial or refusal to consider an institution's application for renewal of its certification to participate in Title IV programs; or referral of a matter for possible civil or criminal investigation.

Our regulatory environment and our reputation may be negatively influenced by the actions of other postsecondary institutions.

        In recent years, regulatory investigations and civil litigation have been commenced against several postsecondary educational institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices and non-compliance with DOE regulations. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings. Although the media, regulatory and legislative focus has been primarily on the allegations made against these specific companies, broader allegations against the overall postsecondary sector may negatively impact public perceptions of postsecondary educational institutions, including us. Such allegations could result in increased scrutiny and regulation by the DOE, U.S. Congress, accrediting bodies, state legislatures or other governmental authorities on all postsecondary institutions, including us.

System disruptions to our technology infrastructure could impact our ability to generate revenue and could damage the reputation of our institutions.

        The performance and reliability of our technology infrastructure is critical to our reputation and to our ability to attract and retain students. We license the software and related hosting and maintenance services for our online platform and our student information system from third-party software providers. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of systems to us or our students. Any such system disruptions could impact our ability to generate revenue and affect our ability to access information about our students and could also damage the reputation of our institutions.

A decline in the overall growth of enrollment in postsecondary institutions, or in our core disciplines or in the number of students seeking degrees online, could cause us to experience lower enrollment at our schools, which could negatively impact our future growth.

        According to a March 2009 report from the NCES, enrollment in degree-granting, postsecondary institutions is projected to grow 10.0% over the ten-year period ending fall 2017 to approximately 20.1 million. This growth is slower than the 25.8% increase reported in the prior ten-year period ended in fall 2007, when enrollment increased from 14.5 million in 1997 to 18.2 million in 2007. Similarly, a 2008 study by Eduventures, LLC, projects a compound annual growth rate of 12.5% in online postsecondary education enrollment over the five-year period ending fall 2013, which represents an aggregate increase in online enrollment of 1.5 million. This growth is slower than the 25.3% compound annual growth rate in the prior five-year period ending fall 2008, which represented an aggregate increase in online enrollment of 1.3 million. In addition, according to a March 2008 report from the Western Interstate Commission for Higher Education, the number of high school graduates that are eligible to enroll in degree-granting, postsecondary institutions is expected to peak at approximately 3.3 million for the class of 2008, falling in the period between 2007–08 and 2013–14 by about 150,000 in total before resuming a growth pattern for the foreseeable future thereafter. Although, as of June 30, 2009, only 21% of our students were enrolled in degree granting programs (primarily at the associate's degree level), our strategy is to expand our degree granting offerings. In order to increase our current growth rates in degree granting programs, we will need to attract a larger percentage of students in existing markets and expand our markets by creating new academic programs. In addition, if job growth in the fields related to our core disciplines is weaker than expected, as a result of any regional or national economic downturn or otherwise, fewer students may seek the types of diploma or degree granting programs that we offer and seek to offer. Our failure to attract new students, or the decisions by prospective students to seek diploma or degree programs in other disciplines, would have an adverse impact on our future growth.

Risks Related to the Offering

The price of our common stock may be volatile and you could lose all or part of your investment.

        Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock has fluctuated significantly in the past and could fluctuate significantly in the future for various reasons, which include:

  •
  actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

  •
  changes in market valuations or operating performance of our competitors or companies similar to ours;

  •
  additions and departures of key personnel;

  •
  the public's reaction to our and our competitors' press releases, other public announcements and filings with the SEC;

  •
  damage to our reputation or other adverse effects as a result of negative publicity in the media, in industry or governmental reports, or otherwise, affecting us or other companies in the for-profit post-secondary education sector;

  •
  variance in our financial performance from the expectations of market analysts, including changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  new laws or regulations or new interpretations of laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  seasonality and changes in general conditions in the United States and global economies or financial and credit markets, including those resulting from war, incidents of terrorism or responses to such events; and

  •
  sales of common stock by our directors, executive officers or principal stockholders.

        In addition, in recent years, the stock market has experienced substantial price and volume fluctuations. In the fourth quarter of 2008 and the first quarter of 2009, the volatility in capital markets reached unprecedented levels. This volatility has had a significant impact on the market price of securities issued by many companies including us and the companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

        In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to suffer.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

        Future sales, or the availability for sale in the public market, of substantial amounts of our common stock may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

        Upon the completion of this offering, we will have outstanding 26,895,965 shares of common stock, assuming no exercise of outstanding stock options, of which:

  •
  all of the 4,000,000 shares to be sold in this offering may be resold in the public market immediately after this offering, except for any of the shares purchased by our affiliates; and

  •
  10,735,977 shares are subject to lock-up agreements and will become available for resale in the public market beginning 75 days after the date of the purchase agreement (subject to limitations on resale that may be imposed by Rule 144 under the Securities Act).

        With limited exceptions, these lock-up agreements prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock for 75 days from the date of the purchase agreement (subject to extension), although Barclays Capital and Credit Suisse may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Barclays Capital and Credit Suisse have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Barclays Capital and Credit Suisse would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144 or otherwise, none of these shares may be sold until at least 75 days after the date of the purchase agreement.

        As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

        Our largest stockholder, Stonington, is selling, through Back to School Acquisition, L.L.C, 4,000,000 shares (or 4,600,000 shares if the underwriters exercise their option to purchase additional shares in full) of the 14,799,612 shares of our common stock that it beneficially owns, which represents 14.9% (or 17.1% if the underwriters exercise their option to purchase additional shares in full) of our outstanding common stock as of September 21, 2009. Such sales, and future similar sales, may cause the market price of our common stock to fall.

Sales of a substantial amount of our common stock could result in a change in control of our schools, which could require any affected schools to reaffirm their DOE approvals, state authorizations and accreditations and their ability to participate in Title IV Programs.

        A significant disposition of our common stock could result in a change in control under the standards of the DOE and applicable state education agencies and accrediting commissions. The DOE, most state education agencies and our accrediting commissions have standards pertaining to the change in control of schools, which are not uniform and are subject to interpretation by these respective agencies. A change in control under the definition of one of these agencies would require the affected school to reaffirm the applicable DOE approval, state authorization or accreditation. Each school that undergoes a change in control under the standards of the DOE must apply for recertification for continued ability to participate in Title IV Programs. Some agencies would require approval prior to a sale or disposition that would result in a change in control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accrediting commissions vary widely.

        DOE regulations describe some transactions that constitute a change in control, including the transfer of a controlling interest in the voting stock of an institution or the institution's parent corporation. For a publicly traded corporation, DOE regulations provide that a change in control occurs in one of two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the change in control or (b) if the corporation has a stockholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation, and that stockholder ceases to own at least 25% of such stock or ceases to be the largest stockholder. The offering by the selling stockholder of the shares covered by this prospectus supplement will not result in either of the events described above and therefore would not constitute a change in control under the DOE regulations.

        We have received written confirmation from all but four of the state education agencies that license our institutions in the states in which those institutions are physically located that this offering of shares of our common stock by the selling stockholder in this offering would not constitute a change in control requiring agency approval. We have received oral confirmation that this offering will not constitute a change in control, and are awaiting written confirmation regarding whether this transaction will constitute a change of control, from the Maryland Higher Education Commission and Florida Commission of Independent Education. We have received written confirmation from the Illinois Board of Higher Education and are awaiting confirmation regarding whether this transaction will constitute a change of control from the Illinois State Board of Education. We are awaiting confirmation regarding whether this transaction will constitute a change of control from the Kentucky State Board of Education. While we do not believe that the sale of shares of our common stock by the selling stockholder in this offering would constitute a change in control under the standards of these four remaining state agencies, we cannot assure you that those agencies will agree or provide written confirmation and not require our schools to obtain approvals in order to continue operating in those states.

        If the Kentucky or Illinois agency were to determine that the offering would result in a change of control, we would be required to obtain approval after the completion of the offering. If the Maryland agency failed to confirm that the offering would not result in a change of control, we would be required to obtain approval prior to the completion of the offering. If the Florida agency failed to confirm that the offering would not result in a change of control, we would be required to obtain approval from the Florida agency. The Florida agency has informed us orally that approval of a change of control would not be required until after the completion of a change of control. Our failure to obtain any of the foregoing approvals could result in the loss of our licensure in the applicable state or require us to reapply for licensure.

        The offering will constitute a change in ownership under the standards of the Accrediting Council for Independent Colleges and Schools, or ACICS, which is one of our four institutional accrediting agencies. Each of our ACICS accredited schools will be required to obtain reinstatement of its accreditation and approval of the change in ownership resulting from the offering, after the completion of the offering. The Accrediting Commission of Career Schools and Colleges of Technology, or ACCSCT, has informed us in writing that this offering will not constitute a change in ownership under its standards. We are seeking confirmation from ABHES, another of our four accrediting agencies, that the offering will not constitute a change in ownership requiring their approval. If ABHES determines that the offering is a change in ownership, our ABHES accredited schools will not be required to apply for and obtain ABHES approval until after the completion of the offering. We have received oral confirmation, and are awaiting written confirmation, from the New England Association of Schools and Colleges, or NEASC, that the offering will not constitute a change in ownership requiring NEASC approval. If NEASC determined that the offering is a change in ownership, our NEASC accredited schools would be required to apply for and obtain approval prior to the completion of the offering, and our failure to obtain approval prior to the completion of the offering could result in the loss of our accreditation or require us to reapply for our accreditation.

        We cannot assure you that each of the aforementioned state and accrediting agencies would approve any applications they will or may require in connection with the offering.

        In addition, future sales by the selling stockholder, other stockholders or us may result in a change in control under any of the DOE or state authorization and accreditation standards. See "Business—Regulatory Environment—Change of Control" and "Risk Factors—Risks Related to Our Industry" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Anti-takeover provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and New Jersey law could discourage a change of control that our stockholders may favor, which could negatively affect our stock price.

        Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and applicable provisions of the New Jersey Business Corporation Act may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. For example, applicable provisions of the New Jersey Business Corporation Act may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of five years after the person becomes an interested stockholder. Furthermore, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

  •
  require super-majority voting to effect amendments to certain provisions of our amended and restated certificate of incorporation;

  •
  limit who may call special meetings of both the board of directors and stockholders;

  •
  prohibit stockholder action by non-unanimous written consent and otherwise require all stockholder actions to be taken at a meeting of the stockholders;

  •
  establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders' meetings; and

  •
  require that vacancies on the board of directors, including newly created directorships, be filled only by a majority vote of directors then in office.

We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common stockholders.

        Our amended and restated certificate of incorporation permits us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common stockholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

We have never declared or paid dividends on our common stock and we do not anticipate declaring or paying dividends on our common stock in the foreseeable future.

        We have never declared or paid dividends on our common stock and we do not anticipate declaring or paying dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Our board of directors will determine whether to pay cash dividends in the future based on conditions then existing and the financial responsibility standards prescribed by the DOE, as well as any economic and other conditions that our board of directors may deem relevant. In addition, our ability to declare and pay dividends is subject to certain restrictions under our existing credit agreement.

We avail ourself of exemptions from certain corporate governance requirements for companies whose stock is quoted on the Nasdaq Global Market that provide protection to shareholders of other companies.

        We currently avail ourself of exemptions from certain corporate governance requirements for companies whose stock is quoted on the Nasdaq Global Market that provide protection to shareholders of other companies. After the completion of this offering, Stonington will own less than 50% of the total voting power of our common stock, and, as a result, the "controlled company" exemptions under Nasdaq's corporate governance listing standards that freed us from the obligations to comply with certain Nasdaq corporate governance requirements will no longer be available to us. Following the completion of this offering, we will have a transition period during which we must comply with the following requirements:

  •
  a majority of our board of directors must consist of independent directors;

  •
  the compensation of executive officers must be determined, or recommended to our board of directors for determination, either by (a) a majority of the independent directors or (b) a compensation committee comprised solely of independent directors; and

  •
  director nominees must be selected, or recommended for our board of directors' selection, either by (a) a majority of the independent directors or (b) a nominations committee comprised solely of independent directors.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder, but pursuant to a registration rights agreement will pay all expenses of this offering, other than underwriting fees, discounts and commissions, which will be borne by the selling stockholder.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is traded on the Nasdaq Global Market under the symbol "LINC." The following table shows the high and low closing sales prices of our common stock as quoted on the Nasdaq Global Market for the periods indicated:

	High	Low
Fiscal Year Ended December 31, 2007
First Quarter	$14.21	$11.58
Second Quarter	$15.79	$13.64
Third Quarter	$15.60	$12.56
Fourth Quarter	$15.43	$13.10
	High	Low
Fiscal Year Ended December 31, 2008
First Quarter	$14.55	$11.62
Second Quarter	$12.55	$10.79
Third Quarter	$15.64	$11.23
Fourth Quarter	$14.46	$10.75
	High	Low
Fiscal Year Ended December 31, 2009
First Quarter	$18.32	$10.88
Second Quarter	$20.93	$14.49
Third Quarter (through September 24, 2009)	$23.50	$18.44

        As of September 24, 2009, the last reported sale price of our common stock on the Nasdaq Global Market was $20.75 per share. As of September 21, 2009, based on the information provided by Continental Stock Transfer & Trust Company, there were approximately 16 stockholders of record of our common stock.

MANAGEMENT

        The following sets forth certain information concerning our directors and executive officers:

Name	Age*	Position
David F. Carney	69	Executive Chairman and Chair of the Board of Directors
Shaun E. McAlmont	43	President and Chief Executive Officer
Scott M. Shaw	47	Chief Administrative Officer
Cesar Ribeiro	45	Senior Vice President, Chief Financial Officer and Treasurer
Alexis P. Michas	51	Director
James J. Burke, Jr	57	Director
Jerry G. Rubenstein	79	Director
Paul E. Glaske	76	Director
Peter S. Burgess	66	Director
J. Barry Morrow	56	Director
Celia H. Currin	61	Director
Charles F. Kalmbach	62	Director

*
As of September 21, 2009.

        David F. Carney joined us in 1999 and currently serves as our Executive Chairman and Chair of the Board of Directors. Mr. Carney previously served as our Chief Executive Officer until April 2009. Prior to joining Lincoln, Mr. Carney served as a consultant following the sale of his two school companies to Computer Learning Centers, Inc., and prior to that he spent 20 years in various capacities with British Oxygen Group Limited, including CFO and Vice President of Development of the Education Services Division which operated 25 technical schools. From 1990 to 1992, Mr. Carney was President of the Massachusetts Association of Private Career Schools. Mr. Carney received a B.S. from Seton Hall University. Mr. Carney has over 30 years of experience in the career education industry.

        Shaun E. McAlmont joined us in 2005 and currently serves as our President and Chief Executive Officer. Mr. McAlmont previously served as our President and Chief Operating Officer until April 2009, prior to which he served as Executive Vice President and President of Online and Group Vice President of the Company. Prior to joining Lincoln, Mr. McAlmont spent 6 years as an executive with the Alta Colleges Corporation serving as President of Westwood College Online and prior to that as Regional Vice President of five Westwood College Campuses. Mr. McAlmont earned his B.S. from Brigham Young University and his M.A. degree in Education Administration from the University of San Francisco.

        Scott M. Shaw joined us in 2001 and currently serves as our Chief Administrative Officer. Prior to taking this position, Mr. Shaw served as Executive Vice President and Senior Vice President of Strategic Planning and Business Development. Prior to joining Lincoln, Mr. Shaw was a partner at Stonington Partners, Inc., where he had been since 1994. As a partner at Stonington, Mr. Shaw was responsible for identifying, evaluating and acquiring companies and then assisting in the oversight of these companies through participation on the board of directors. In addition, Mr. Shaw worked closely with senior management to develop long-term strategic plans, to evaluate acquisition and new investment opportunities, to assist with refinancings, and to execute the final sale of the company either to the public or to another company. Mr. Shaw also served as a consultant to Merrill Lynch Capital Partners Inc., a private investment firm associated with Merrill Lynch & Co., Inc. from 1994 through 2000. Mr. Shaw holds an M.B.A. from the Wharton School of Business and a B.A. from Duke University.

        Cesar Ribeiro joined us in 2004 and currently serves as our Senior Vice President, Chief Financial Officer and Treasurer. From September 2002 through June 2004, Mr. Ribeiro was self-employed providing both consulting services and private money management services. Prior to that, he was an audit partner with Arthur Andersen LLP, where he had been since 1987. Mr. Ribeiro holds a B.S. from Rutgers University.

        Alexis P. Michas has served on our board of directors since 1999. He has been the Managing Partner of Stonington Partners, Inc. since 1994. Mr. Michas received an A.B. from Harvard University and an M.B.A. from Harvard University Graduate School of Business Administration. Mr. Michas also is a director of BorgWarner Inc., PerkinElmer, Inc. and Air Tran Airways, Inc. and a number of privately held companies.

        James J. Burke, Jr. has served on our board of directors since 1999. He has been a partner and director of Stonington Partners, Inc. since 1994. He received a B.A. from Brown University and an M.B.A. with Distinction from Harvard University Graduate School of Business Administration. Mr. Burke also serves on the board of directors of Ann Taylor Stores Corporation and a number of non-profit organizations.

        Jerry G. Rubenstein has served on our board of directors since 1999. Mr. Rubenstein has organized and managed several entrepreneurial ventures, including OMNI Management Associates, where he has served as President since 1979. Mr. Rubenstein currently serves on the boards of directors of The Philadelphia Chamber Music Society (as Chairman), Marlboro Music School, Inc., The Mary Louise Curtis Bok Foundation and The Foreign Policy Research Institute. Mr. Rubenstein received his bachelor of business administration from the City College of New York.

        Paul E. Glaske has served on our board of directors since 2004. Mr. Glaske was Chairman and Chief Executive Officer from April 1992 until his retirement in 1999 of Blue Bird Corporation, a leading manufacturer of school buses, motorhomes and a variety of other vehicles. He currently serves on the board of directors of Camcraft, Inc., Energy Transfer Partners and Energy Transfer Equities. He is also on the Senior Council of the Texas Association of Business and is Treasurer of the Board of Trustees of LeTourneau University. Mr. Glaske earned his B.S. in Business Administration from Bob Jones University and his M.B.A. from Pepperdine University.

        Peter S. Burgess, CPA has served on our board of directors since 2004. In 1999, Mr. Burgess retired from Arthur Andersen LLP where he was an accounting and business advisory partner serving numerous manufacturing, insurance and financial services enterprises. Following his retirement, he has provided consulting services specializing in litigation support, mergers and acquisitions and audit committee responsibilities under securities exchange requirements and the Sarbanes-Oxley Act. Mr. Burgess is also a director and chair of the audit committees of PMA Capital Corporation and John Hancock Trust and Funds II. Mr. Burgess earned a B.S. in Business Administration from Lehigh University.

        J. Barry Morrow has served on our board of directors since 2006. He served as the Chief Executive Officer of Collegiate Funding Services from 2002 until 2006 when the company was merged with JPMorgan Chase. Mr. Morrow held the position of President and Chief Operating Officer of Collegiate Funding from 2000 to 2002. Prior to joining Collegiate Funding Services, Mr. Morrow served with the U.S. Department of Education as the General Manager of Financial Services for the Office of Student Financial Assistance and with SallieMae as Vice President of Regional Operations. Mr. Morrow holds a B.A. from Virginia Tech and a M.A. in public administration from George Washington University.

        Celia H. Currin has served on our board of directors since 2006. Ms. Currin is the Founder and CEO of BenchStrength Marketing, a marketing consultancy group focused on the information and media industries and of WhisperStreet.biz, an automatic website maker for small businesses. Prior to founding BenchStrength in 2003, Ms. Currin spent 25 years in a variety of senior management roles with Dow Jones & Company. She is President of the Board of Directors of Poets & Writers, the nation's largest non-profit organization serving creative writers. Ms. Currin received her M.B.A. from Harvard Business School and her B.S. from the University of Oregon.

        Charles F. Kalmbach was elected to our board of directors on August 1, 2008. Mr. Kalmbach has over 30 years of experience in a variety of industries including financial, professional and business services, healthcare and non-profit organizations. Since retiring as a Global Managing Partner of Accenture, Ltd., he has served as the CEO of DBM, Inc., the global human capital management firm, and as Princeton University's Chief Administrative Officer. He currently serves as the Vice Chairman of the Board of the University Medical System at Princeton and Chair of the Audit Committee of the Board of Resources for the Future in Washington, D.C., and previously as a member of the Board of Midwest Airlines. Mr. Kalmbach earned his B.S., M.A. and Ph.D. degrees from Princeton University and a J.D. in corporate and international law from the University of Pennsylvania.

SELLING STOCKHOLDER

        The following table, which was prepared based on information filed publicly or supplied to us by the selling stockholder, sets forth the name of the selling stockholder, the number of common shares owned by the selling stockholder as of September 21, 2009 and the number of shares to be offered by the selling stockholder pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our common shares by the selling stockholder as adjusted to reflect the assumed sale of the shares offered under this prospectus supplement.

        The number of shares disclosed in the table below as "beneficially owned" are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security.

        The percentage of beneficial ownership is based on 26,895,965 shares of voting common stock outstanding on September 21, 2009. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholder named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by it.

							Beneficial Ownership After Offering
	Beneficial Ownership Prior to Offering						Number of Shares of Common Stock
									Percentage
					Additional Shares to be Sold under Full Exercise of Option
Name of Selling Stockholder	Number of Shares of Common Stock	Percentage	Number of Shares Offered in this Offering				Without Option	With Option	Without Option	With Option
Back to School Acquisition, L.L.C.(1)	14,799,612	55.0%	4,000,000	(2)	600,000	(2)	10,799,612	10,199,612	40.2%	37.9%

(1)
Based solely on the information reported in a statement on Schedule 13G/A filed with the SEC on February 17, 2009 by Stonington Capital Appreciation 1994 Fund, L.P., Stonington Partners, L.P., Stonington Partners, Inc., Stonington Partners, Inc. II, collectively, the Stonington Entities and Back to School Acquisition, L.L.C., or BSA, and information provided to us by Stonington Entities, BSA and Five Mile River Capital Partners LLC, or FMRCP, Hart Capital LLC and Steven W. Hart. The Stonington Entities control and have a 100% economic interest in BSA. BSA (i) owns 13,508,000 shares; (ii) has the power to direct the voting and, in certain circumstances the disposition, of 1,287,100 shares through a stockholders' agreement with FMRCP (of which Hart Capital LLC is the managing member), and (iii) has the power to direct the voting and, in certain circumstances the disposition, of 4,512 shares through stockholders' agreements with Steven W. Hart and various Hart family trusts. Alexis P. Michas is the Managing Partner of Stonington Partners, Inc. II and James J. Burke, Jr. is a Partner of Stonington Partners, Inc. II. Both are members of our board of directors. We have not attempted to independently verify any of the foregoing information. Both BSA and Stonington Partners, Inc. II have their business address at 600 Madison Avenue, 16th Floor, New York, New York 10022.

(2)
Represents shares owned by BSA offered in this offering.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to "Non-U.S. Holders." As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other business entity taxable as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income regardless of source; or

  •
  a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its independent tax advisor as to its tax consequences relating to the ownership and disposition of our common stock.

        This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences or U.S. federal tax consequences other than income and estate tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

        This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common stock, will be considered to be "U.S. trade or business income" if such dividend income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

        Distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing a timely claim for a refund with the IRS. A Non-U.S. Holder should consult its own independent tax advisor regarding its possible entitlement to benefits under an income tax treaty.

        The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

Dispositions of Our Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized on a sale, exchange or other disposition of our common stock unless:

  (1)
  the gain is U.S. trade or business income, as described above;

  (2)
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other conditions; or

  (3)
  we are or have been a "U.S. real property holding corporation" (a "USRPHC"), under section 897 of the Code at any time during the shorter of the five-year period ending on the date of such disposition and the Non-U.S. Holder's holding period for our common stock.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market values of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements, and associated personal property. We have not made a determination as to whether or not we are or have been a USRPHC. If we are found to be a USRPHC, a Non-U.S. Holder nevertheless will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as our common stock is "regularly traded on an established securities market" as defined under applicable Treasury regulations and a Non-U.S. Holder owns, actually and constructively, 5% or less of our common stock during the shorter of the five-year period ending on the date of disposition and such Non-U.S. Holder's holding period for our common stock. Prospective investors should be aware that no assurance can be given that our common stock will be so regularly traded when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

        Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax (and the amount of tax withheld), or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own independent tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis.

UNDERWRITING

        Barclays Capital Inc. and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below and as the joint book-running managers for this offering. Subject to the terms and conditions set forth in the purchase agreement among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Barclays Capital Inc.	1,320,000
Credit Suisse Securities (USA) LLC	1,320,000
Robert W. Baird & Co. Incorporated	500,000
BMO Capital Markets Corp.	500,000
Barrington Research Associates, Inc.	120,000
Oppenheimer & Co. Inc.	120,000
Signal Hill Capital Group LLC	120,000

Total	4,000,000

        Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling stockholder that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.637875 per share. After the offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Public offering price	$20.25	$20.25	$81,000,000	$93,150,000
Underwriting discounts and commissions paid by the selling stockholder	$1.063125	$1.063125	$4,252,500	$4,890,375
Proceeds, before expenses, to the selling stockholder	$19.186875	$19.186875	$76,747,500	$88,259,625

        The expenses of the offering, not including the underwriting discount, are estimated at approximately $0.8 million and are payable by us.

Underwriters' Option to Purchase Additional Shares

        The selling stockholder in this offering has granted an option to the underwriters to purchase up to 600,000 additional shares from it at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of the purchase agreement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, the selling stockholder, our executive officers and directors have agreed, subject to limited exceptions, not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, for 75 days after the date of the purchase agreement without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant to purchase any common stock,

  •
  otherwise dispose of or transfer any common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

        The 75-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of the 75-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 75-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 75-day period, the "lock-up" restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the occurrence of the material news or material event, unless the representatives waive such extension in writing.

        The representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The representatives have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144 or otherwise, none of these shares may be sold until 75 days after the date of the purchase agreement, subject to the extension described above.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

Price Stabilization and Short Positions

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase additional shares described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

        Neither we, the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholder nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

        The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services to us and the selling stockholder for which services they have received, and may in the future receive, customary fees. Each of BMO Capital Markets Corp. (formerly Harris Nesbitt), Robert W. Baird & Co. Incorporated and Barrington Research Associates, Inc. served as an underwriter in connection with our initial public offering. Certain affiliates of Credit Suisse (USA) LLC hold equity interests in an affiliate of Back to School Acquisition L.L.C., which, in the aggregate, comprise less than 1% of the total equity interests of such entity. Barclays Capital Inc. and its affiliates also hold shares of common stock of the Company, which in aggregate comprise approximately 2% of the Company's total issued and outstanding shares as of September 21, 2009. Additionally, certain affiliates of BMO Capital Markets Corp. are lenders under the Company's credit facility. BMO Capital Markets Corp. also serves as the administrative agent for such facility. Additionally, Barclays Capital Inc. and Credit Suisse (USA) LLC acted as joint book-running managers and Robert W. Baird & Co. Incorporated, BMO Capital Markets Corp. and Barrington Research Associates, Inc. acted as co-managers for the offering of our common stock by us and certain selling stockholders in February 2009.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the shares of our common stock, has represented and agreed that it and each such affiliate have not made and will not make an offer of shares of our common stock which are subject of the offering contemplated by this prospectus supplement and accompanying prospectus to the public in that Relevant Member State other than:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than A43,000,000 and (3) an annual net turnover of more than A50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of our common stock under, the offers to the public contemplated in this prospectus supplement and the accompanying prospectus will be deemed to have represented, warranted and agreed to and with each underwriter that in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of our common stock to it is not treated under the Prospectus Directive as having been made to such persons.

        For purposes of this provision, the expression an "offer of shares of our common stock" in relation to any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        Each underwriter has represented and agreed that it and each such affiliate have:

  (a)
  only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us or the selling stockholder; and

  (b)
  complied and will comply with the applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

        This prospectus is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        This prospectus supplement and the accompanying prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of our common stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement and the accompanying prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement and the accompanying prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

LEGAL MATTERS

        Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters for us. The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by McCarter & English, LLP, Newark, New Jersey. The underwriters are represented by Latham & Watkins LLP, Los Angeles, California.

WHERE YOU CAN FIND ADDITIONAL INFORMATION AND INCORPORATION OF CERTAIN
INFORMATION BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus supplement by referring you to publicly filed documents that contain the omitted information.

        You can read and copy any materials on file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the internet at www.sec.gov.

        This prospectus supplement and the accompanying prospectus contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part.

        The information incorporated by reference is an important part of this prospectus supplement, and the information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of our common stock covered by this prospectus supplement (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Exchange Act):

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

  •
  our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009;

  •
  our Current Reports on Form 8-K or Form 8-K/A filed on January 21, 2009, January 26, 2009 (but only with respect to the disclosure under Item 1.01 and 2.01 included in such report), February 18, 2009, April 24, 2009 and September 21, 2009;

  •
  our Proxy Statement filed March 30, 2009; and

  •
  the description of our common stock included in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on June 22, 2005.

        You may also request a copy of the information we incorporate by reference in this prospectus supplement at no cost by writing or telephoning us at Lincoln Educational Services Corporation, 200 Executive Drive, Suite 340, West Orange, New Jersey 07052, Attention: Investor Relations, (973) 736-9340.

        Information is also available on our website at www.lincolnedu.com. Information contained in, or accessible through, our website is not incorporated by reference into this prospectus supplement.

PROSPECTUS

22,024,003 Shares

Lincoln Educational Services Corporation

Common Stock

        We may offer and sell, from time to time, up to 1,500,000 shares of our common stock, and the selling stockholders named under the caption "Selling Stockholders" in this prospectus may offer and sell, from time to time, up to 20,524,003 shares of our common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        When we or the selling stockholders offer shares of our common stock, we will provide the specific terms of such offerings in supplements to this prospectus. The shares of our common stock may be offered for sale in a number of different ways and at market prices prevailing at the time of sale or at privately negotiated prices. More information about how the shares of our common stock may be sold is included in the section entitled "Plan of Distribution" contained in this prospectus.

        This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement.

        Our common stock is listed on the Nasdaq Global Market under the symbol "LINC." On August 6, 2008, the closing price of our common stock on the Nasdaq Global Market was $14.82 per share.

        The aggregate market value of our outstanding common stock held by non-affiliates was $67,713,499, which is calculated based on 4,569,062 shares of common stock held by non-affiliates as of August 6, 2008 and on a price per share of our common stock of $14.82, representing the closing per share price of our common stock on August 6, 2008. We have not offered any common stock pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including August 7, 2008.

        Investing in our common stock involves risks. You should carefully read the risks that are described in the "Risk Factors" section beginning on page 2 of this prospectus, in the "Risk Factors" section of our periodic reports filed with the Securities and Exchange Commission and in any applicable prospectus supplement before investing in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 12, 2008.

        You should rely only on the information included in or incorporated by reference into this prospectus and any accompanying prospectus supplement or included in any free writing prospectus that we may file with the Securities and Exchange Commission, or the SEC, in connection with this offering. Neither we nor the selling stockholders have authorized anyone to provide you with any other information. If anyone provides you with different or additional information you should not rely on it. Neither we nor the selling stockholders are making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein is accurate only as of their respective dates or on other dates specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using the SEC's "shelf registration" rules. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may offer and sell, from time to time, up to an aggregate of 1,500,000 shares of our common stock, in one or more offerings and at prices and on terms that we determine at the time of the offering. In addition, the selling stockholders named in this prospectus under the caption "Selling Stockholders" may offer and sell, from time to time, in one or more offerings, up to an aggregate of 20,524,003 shares of our common stock.

        This prospectus provides you with a description of our common stock as well as other information you should know before investing in our common stock. Each time we or the selling stockholders offer and sell our common stock, we will provide one or more prospectus supplements that will contain specific information about the terms of that specific offering of our common stock and the specific manner in which it may be offered. The prospectus supplement may also add to, update or change any of the information contained in this prospectus. To the extent that any statement we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under "Where You Can Find Additional Information and Incorporation of Certain Information by Reference" before making an investment decision. This prospectus may not be used to sell our common stock unless it is accompanied by a prospectus supplement.

        This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described below under "Where You Can Find Additional Information and Incorporation of Certain Information by Reference." We urge you to read that registration statement in its entirety, including all amendments, exhibits, schedules and supplements to that registration statement.

        As used in this prospectus, "Lincoln," "the Company," "we," "our," or "us" mean Lincoln Educational Services Corporation and its wholly owned subsidiaries. The term "selling stockholders" refers, collectively, to the selling stockholders named under the caption "Selling Stockholders" in this prospectus.

ii

 FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain, or will contain, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operating results and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  our failure to comply with the extensive regulatory framework applicable to our industry or our failure to obtain timely regulatory approvals in connection with a change of control of our company;

  •
  our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

  •
  risks associated with the opening of new campuses;

  •
  risks associated with integration of acquired schools;

  •
  industry competition;

  •
  our ability to continue to execute our growth strategies;

  •
  conditions and trends in our industry;

  •
  general and economic conditions; and

  •
  other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this prospectus, any prospectus supplement or in the documents incorporated herein by reference.

        Forward-looking statements speak only as of the date the statements are made. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to update or revise forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. We caution you not to unduly rely on the forward-looking statements when evaluating the information presented herein.

iii

LINCOLN EDUCATIONAL SERVICES CORPORATION

        We are a leading and diversified for-profit provider of career-oriented post-secondary education. We offer recent high school graduates and working adults degree and diploma programs in five areas of study: automotive technology, health sciences, skilled trades, business and information technology and hospitality services. We have provided the workforce with skilled technicians since our inception in 1946. As of June 30, 2008, we operated 35 campuses in 17 states under five brands: Lincoln Technical Institute, Lincoln College of Technology, Nashville Auto-Diesel College, Southwestern College and Euphoria Institute of Beauty Arts and Sciences. We had a combined average enrollment of approximately 18,540 students for the quarter ended June 30, 2008.

        Our principal executive offices are located at 200 Executive Drive, Suite 340, West Orange, New Jersey 07052, and our telephone number at that address is (973) 736-9340. Our website is www.lincolneducationalservices.com. Information contained in, or accessible through, our website is not incorporated by reference into this prospectus.

 RISK FACTORS

        Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein, including the risks and uncertainties described under the caption "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated by reference in this prospectus. Additional risk factors that you should carefully consider may be included in a prospectus supplement relating to an offering of our common stock by us or the selling stockholders.

        The risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

USE OF PROCEEDS

        Except as may otherwise be described in the applicable prospectus supplement or other offering material, we expect to use the net proceeds from the sale of the common stock by us under this prospectus for general corporate or working capital purposes, which may include, among other things, capital expenditures, repaying indebtedness, funding acquisitions and investments. We routinely consider acquiring companies in our industry. At any given time, we may be in discussions to acquire one or more companies. Depending upon the timing of any future acquisition, we may use the net proceeds from any sale of common stock offered by us under this prospectus toward the purchase price of such acquisitions. Additional information on the use of net proceeds from any sale of common stock offered by us under this prospectus will be set forth in the prospectus supplement or other offering material relating to such offering.

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts and commissions, which will be borne by the selling stockholders.

DIVIDEND POLICY

        We have never declared or paid dividends on our common stock and we do not anticipate declaring or paying dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Our board of directors will determine whether to pay cash dividends in the future based on conditions then existing and the financial responsibility standards prescribed by the U.S. Department of Education, as well as any economic and other conditions that our board of directors may deem relevant. In addition, our ability to declare and pay dividends is subject to certain restrictions under our existing credit agreement.

 SELLING STOCKHOLDERS

        Each of the selling stockholders may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled "Plan of Distribution" and in any applicable prospectus supplement. However, we do not know when or in what amount the selling stockholders may offer their shares for sale under this prospectus, if any. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts and commissions, which will be borne by the selling stockholders.

        The table below, which was prepared based on information filed publicly or supplied to us by the selling stockholders, sets forth the information regarding the beneficial ownership of outstanding shares of our common stock by the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. Information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement as necessary. Please carefully read the footnotes located below the table in conjunction with the information presented in the table.

        The number of shares disclosed in the table below as "beneficially owned" are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 5, 2008 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

        The percentages of beneficial ownership is based on 25,427,733 shares of common stock outstanding on August 5, 2008. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

	Beneficial Ownership Prior to Offering				Beneficial Ownership After Offering
			Maximum Number of Shares Offered in this Offering(1)
Name of Selling Stockholder	Number of Shares of Common Stock	Percentage			Number of Shares of Common Stock(2)	Percentage(2)
Back to School Acquisition, L.L.C.(3)	20,334,003	80.0%	18,165,500	(9)	—	—
Hart Capital LLC(4)	2,159,139	8.5%	2,159,139	(10)	—	—
Steven Hart Estate Reduction Trust FBO Nicholas DeQuinzio Hart, Marilyn D. Hart trustee(5)	2,341	*	2,341		—	—
Steven Hart Estate Reduction Trust FBO Jordan Campbell Hart, Marilyn D. Hart trustee(5)	2,341	*	2,341		—	—
Steven Hart Estate Reduction Trust FBO Christopher Weber Hart, Marilyn D. Hart trustee(5)	2,341	*	2,341		—	—
Steven Hart Estate Reduction Trust FBO Sarah Elizabeth Hart, Marilyn D. Hart trustee(5)	2,341	*	2,341		—	—
Management Stockholders(6):
David F. Carney(7)	564,943	2.2%	150,000		414,943	1.5%
Scott M. Shaw(8)	416,664	1.6%	40,000		376,664	1.4%

*
Denotes less than 1%.

(1)
Represents the total number of shares of our common stock that the respective selling stockholders may offer under this prospectus.

(2)
We do not know when or in what amounts the selling stockholders may offer for sale the shares covered by this prospectus, if at all. The selling stockholders may sell the shares covered by this prospectus from time to time and may also decide not to sell all, or any, of the shares covered by this prospectus. Because the selling stockholders may offer all, some or none of the shares covered by this prospectus, we cannot estimate the number of shares of our common stock that the selling stockholders will actually own after any sale of shares pursuant to this prospectus. For purposes of this table, however, we have assumed that the selling stockholders will have sold all of their respective shares covered by this prospectus and that no additional shares of our common stock are acquired by the selling stockholders. For purposes of this table we have also assumed that we have sold all 1,500,000 shares covered by this prospectus.

(3)
Based solely on the information reported in a statement on Schedule 13G/A filed with the SEC on February 14, 2008 by Stonington Capital Appreciation 1994 Fund, L.P., Stonington Partners, L.P., Stonington Partners, Inc., Stonington Partners, Inc. II (collectively, the "Stonington Entities") and Back to School Acquisition, L.L.C. ("BSA"), and information provided to us by Stonington Entities, BSA and Five Mile River Capital Partners LLC ("FMRCP"), Hart Capital LLC and Steven W. Hart. The Stonington Entities control and have a 100% economic interest in BSA. BSA (i) owns 18,165,500 shares; (ii) has the power to direct the voting and, in certain circumstances the disposition, of 2,104,600 shares through a stockholders' agreement with FMRCP (of which Hart Capital LLC is the managing member), (iii) has the power to direct the voting and, in certain circumstances the disposition, of 13,005 shares through stockholders' agreements with Steven W. Hart and various Hart family trusts, and (iv) will have the power to direct the voting, and in certain circumstances the disposition, of 50,898 shares upon the exercise of currently exercisable options held by Steven W. Hart through a stockholders' agreement with Steven W. Hart. Alexis P. Michas is the Managing Partner of Stonington Partners, Inc. II and James J. Burke, Jr. is a Partner of Stonington Partners, Inc. II. Both are members of our board of directors. We have not attempted to independently verify any of the foregoing information. Both BSA and Stonington Partners, Inc. II have their business address at 540 Madison Avenue, 25th Floor, New York, New York 10022.

(4)
Based solely on the information reported in a statement on Schedule 13G/A filed with the SEC on February 12, 2008 by Steven W. Hart, FMRCP and Hart Capital LLC, and information provided to us by Steven W. Hart, FMRCP and Hart Capital LLC. The total number of shares consists of (i) 2,104,600 shares held by FMRCP (of which Hart Capital LLC is the managing member), (ii) 3,641 shares held by Steven W. Hart, and (iii) 50,898 shares issuable upon the exercise of currently exercisable options held by Steven W. Hart. Steven W. Hart, a former member of our board of directors, is a Managing Director of Hart Capital LLC. Marilyn D. Hart is Steven W. Hart's wife. We have not attempted to independently verify any of the foregoing information. Steven W. Hart, FMRCP and Hart Capital LLC have their business address at 137 Rowayton Avenue, Rowayton, Connecticut 06853.

(5)
Based solely on information provided to us by Steven W. Hart, FMRCP and Hart Capital LLC.

(6)
Unless otherwise noted, the business address for each of the management stockholders is 200 Executive Drive, Suite 340, West Orange, New Jersey 07052.

(7)
Includes 227,288 shares of common stock currently held of record, of which 12,000 shares are outstanding shares of restricted stock granted on February 29, 2008 and held in escrow, which will vest ratably over the five years subsequent to the date of grant. Also includes options to purchase 337,655 shares of common stock.

(8)
Includes 135,386 shares of common stock currently held of record, of which 60,000 shares are outstanding shares of restricted stock granted on October 30, 2007 (50,000 shares) and February 29, 2008 (10,000 shares) and held in escrow, which will vest ratably over the five years subsequent to the date of grant. Also includes options to purchase 281,278 shares of common stock.

(9)
Represents shares owned by BSA.

(10)
Represents shares described in note (4).

DESCRIPTION OF CAPITAL STOCK

General

        The following is a description of the material terms of our capital stock included in our amended and restated certificate of incorporation and amended and restated bylaws and is only a summary. You should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference in this prospectus, for more information.

        We are currently authorized to issue 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock.

Common Stock

        As of August 5, 2008 there were 25,427,733 shares of common stock outstanding, which were held of record by 19 stockholders.

        Voting rights.    The holders of our common stock will be entitled to one vote per share for each share held of record on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors standing for election.

        Dividend rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our existing credit agreement currently imposes restrictions on our ability to declare dividends with respect to our common stock.

        Liquidation rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including obligations on our preferred stock.

        Other matters.    The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series or preferred stock that may be issued in the future. All outstanding shares of our common stock, including the outstanding common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation provides for the authorization of 10,000,000 shares of preferred stock. We currently do not have any preferred stock issued or outstanding and no shares of our preferred stock will be outstanding immediately following the filing of this registration statement. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors will be authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated certificate of incorporation. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us. The issuance of our preferred stock provides needed flexibility in connection with possible acquisitions and other corporate purposes; however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, will be able to issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock. The rules of the Nasdaq Global Market, which will apply so long as our common stock is listed on the Nasdaq Global Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Directors' Exculpation and Indemnification

        Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the New Jersey Business Corporation Act, or the NJBCA. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director, except to the extent otherwise required by the NJBCA. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the NJBCA is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the NJBCA, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

Anti-Takeover Effects of the New Jersey Shareholders Protection Act

        We are subject to the provisions of Section 14A-10A of the New Jersey Business Corporation Act, which is known as the "New Jersey Shareholders Protection Act." Under the New Jersey Shareholders Protection Act, we are prohibited from engaging in any "business combination" with any "interested shareholder" for a period of five years following the time at which that shareholder becomes an "interested shareholder" unless the business combination is approved by our board of directors before that shareholder became an "interested shareholder." After this five-year period has expired, any business combination with an "interested shareholder" must be approved by holders of 66 2/3% of the voting shares not held by the "interested shareholder" or meet certain prescribed value requirements. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

        An "interested shareholder" is (i) any person that directly or indirectly beneficially owns 10% or more of the voting power of our outstanding voting stock; or (ii) any of our affiliates or associates (as those terms are defined in the New Jersey Shareholders Protection Act) that directly or indirectly beneficially owned 10% or more of the voting power of our then outstanding stock at any time within a five-year period immediately prior to the date in question.

Certain Provisions of Our Amended Certificate of Incorporation and Bylaws

        Board of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors shall consist of at least three directors but not more than eleven directors, as may be determined by the board of directors from time to time. Currently, our board of directors consists of nine directors, six of whom are independent directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum. Any such director so elected shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until his or her successor shall have been elected and qualified. The limitation on filling vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company.

        Board meetings.    Our amended and restated bylaws provide that special meetings of the board of directors may be called by the chairman of our board of directors, our chief executive officer or by any two directors in office.

        Stockholder meetings.    Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by non-unanimous written action in lieu of a meeting. Our bylaws further provide that special meetings of the stockholders may only be called by the chairman of the board of directors, our president, by a committee that is duly designated by the board of directors, by resolution adopted by the affirmative vote of the majority of the board of directors or pursuant to an order of the New Jersey Superior Court in accordance with NJBCA.

        Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by non-unanimous written consent.

        Stockholder action by written consent.    Our amended and restated certificate of incorporation and amended and restated bylaws prohibit stockholder action by non-unanimous written consent and require all such actions to be taken at a meeting of stockholders of our common stock.

        Cumulative voting.    Our amended and restated certificate of incorporation provides that our stockholders shall have no cumulative voting rights.

        Amendment of certificate of incorporation and bylaws.    The amendment of the provisions described above in our amended and restated certificate of incorporation generally will require the affirmative vote of a majority of our directors, as well as the affirmative vote of the holders of at least 66 2/3% of our then-outstanding voting stock. Our amended and restated bylaws may be amended (i) by the affirmative vote of the majority of our board of directors or (ii) by the affirmative vote of holders of a majority of our then outstanding voting stock.

Nasdaq Global Market Trading

        Shares of our common stock are listed for trading on the Nasdaq Global Market under the symbol "LINC."

Transfer Agent and Registrar

        Continental Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

 PLAN OF DISTRIBUTION

        We and the selling stockholders, and their pledgees, donees, transferees or other successors in interest, may, from time to time, offer and sell, separately or together, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock will be offered or sold.

        The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including, but not limited to, the following:

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  through one or more underwriters on a firm commitment or best efforts basis;

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  on the Nasdaq Global Market (including through at the market offerings);

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  in the over-the-counter market;

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  directly to one or more purchasers;

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  through agents;

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  through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  through put or call option transactions relating to our common stock;

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  in privately negotiated transactions; and

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  in any combination of these methods of sale.

        The applicable prospectus supplement will set forth:

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  the specific terms of the offering of our common stock, including the name or names of any selling stockholders and any underwriters, dealers or agents participating in the offering;

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  the purchase price of the common stock and the proceeds to us or the selling stockholders from the sale;

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  any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

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  the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers; and

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  the name of any securities exchange on which the common stock may be listed.

        Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We or the selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with us or the selling stockholders. We or the selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        Offers to purchase our securities may be solicited by agents designated by us or the selling stockholders from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the common stock for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers participating in the distribution of our common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of our common stock may be deemed to be underwriting discounts and commissions.

        If we or the selling stockholders use underwriters for an offering of the common stock, the underwriters may acquire the common stock for their own accounts. The underwriters may resell the common stock from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined by the underwriters at the time of sale, or at negotiated prices. We or the selling stockholders also may, from time to time, authorize underwriters acting as our agents to offer and sell the common stock upon the terms and conditions as will be set forth in the applicable prospectus supplement. In connection with the sale of the common stock, underwriters may be deemed to have received compensation from us or the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, who may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers of the common stock.

        Under agreements into which we or the selling stockholders may enter, underwriters, dealers and agents who participate in the distribution of the common stock may be entitled to indemnification, or contribution to payments they may be required to make, by us or the selling stockholders against some liabilities, including liabilities under the Securities Act. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement.

        Any underwriting compensation we or the selling stockholders may pay to underwriters or agents in connection with any offering of the common stock and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the common stock offered by this prospectus; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

        We or the selling stockholders may grant to the underwriters options to purchase additional common stock to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement.

        Underwriters and others participating in any offering of the common stock may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. We will describe any such activities in the prospectus supplement.

        Any underwriters, dealers or agents involved in any distribution or sale of our common stock may be customers of, engage in transactions with or perform services for us or the selling stockholders or any of our or their affiliates in the ordinary course of business.

        We will bear all costs, expenses and fees in connection with the registration and sale of the common stock. We will also bear the expense of all underwriting commissions and discounts, if any, attributable to the sales of the common stock by us but not by the selling stockholders.

LEGAL MATTERS

        Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters for us. The validity of the shares of common stock offered by this prospectus will be passed upon for us by McCarter & English, LLP, Newark, New Jersey.

EXPERTS

        The consolidated financial statements, the related financial statement schedule, incorporated in this prospectus by reference from the Annual Report on Form 10-K of Lincoln Educational Services Corporation for the fiscal year ended December 31, 2007, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph relating to the adoption of the provision of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," and (2) express an unqualified opinion on the effectiveness of the Company's internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION AND
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information.

        You can read and copy any materials on file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the internet at www.sec.gov.

        The information incorporated by reference is an important part of this prospectus, and the information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of our common stock covered by this prospectus (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Exchange Act):

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

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  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

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  our Current Reports on Form 8-K filed April 1, 2008 and August 6, 2008 (but only with respect to the disclosure under Item 5.02 included in such report);

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  our Proxy Statement filed March 31, 2008; and

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  the description of our common stock included in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on June 22, 2005.

        You may also request a copy of the information we incorporate by reference in this prospectus at no cost by writing or telephoning us at Lincoln Educational Services Corporation, 200 Executive Drive, Suite 340, West Orange, New Jersey 07052, Attention: Investor Relations, (973) 736-9340.

        Information is also available on our website at www.lincolneducationalservices.com. Information contained in, or accessible through, our website is not incorporated by reference into this prospectus.